UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Disclosure of Tax Refund Recovery

On January 22, 2025, January 24, 2025, and February 14, 2025, Shenzhen Jia Yu Da Trading Co., Ltd. (“Jia Yu Da Trading”), a limited liability company incorporated in Shenzhen China, in which Jayud Global Logistics Limited (the “Company”) indirectly holds 100% equity interest through multiple levels of subsidiaries, received Tax Matter Notices from Shenzhen Luohu District Tax Bureau and the Second Branch of Shenzhen Tax Bureau of the State Taxation Administration, notifying Jia Yu Da Trading of the recovery of refunded and exempted part of tax payments of 2021. The total amount of the taxable payments involved is approximately RMB 10.77 million (approximately US$1.5 million). Currently, Jia Yu Da Trading is coordinating with the aforementioned authorities to properly resolve this matter. The Company emphasizes that this matter is not expected to have any material impact on the Company’s ordinary business operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Co-Chief Executive Officer

By:	/s/ Alan Tan Khim Guan
Name:	Alan Tan Khim Guan
Title:	Co-Chief Executive Officer

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